December 6, 2011
By E-mail
Loan Lauren P. Nguyen,
  Division of Corporation Finance,
    Securities and Exchange Commission,
      100 F Street, N.E.,
        Washington, D.C. 20549.

Re:	Capital Product Partners L.P. Amendment No. 2 to the Registration Statement on Form F-3 Filed December 6, 2011 File No. 333-177491
Dear Ms. Nguyen:
          On behalf of Capital Product Partners L.P. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter of December 5, 2011. In addition, amended Exhibit 5.1 to Amendment No. 2 to the registration statement on Form F-3 (File No. 333-177491) (the “Registration Statement”), which reflects many of these responses, has been submitted for filing on the date hereof.
          All responses set forth in this letter are those of the Company. All responses are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comment itself is set forth in boldface type. Capitalized terms used but not defined in this letter have the meanings specified in the draft of the Registration Statement filed on November 23, 2011.

Loan Lauren P. Nguyen	-2-
Exhibit 5.1
1.	We note that the revised opinion as to valid existence of the Partnership relies solely on a Certificate of Goodstanding issued November 22, 2011. It is not appropriate for counsel to limit the documents it examines when rendering its opinion and this language is inconsistent with clause (iv) of the second paragraph on page one. Please have counsel revise the opinion accordingly.
R: In response to the Staff’s comment, Watson Farley & Williams (New York) LLP revised its opinion and submitted to the Staff such revised opinion under Exhibit 5.1 on the date hereof.
* * * * *

Loan Lauren P. Nguyen	-3-
          The Company would greatly appreciate receiving the Staff’s comments on the revised Registration Statement as soon as possible. On behalf of the Company and its advisors, we once again thank you and the Staff for your assistance to date in connection with the review of the Company’s submission.
          If you have any questions relating to the foregoing, please feel free to call me at (212) 558-3445. I may also be reached by facsimile at (212) 558-3588 and by e-mail at claytonj@sullcrom.com. In my absence, please call Vijay S. Iyer at (212) 558-1671. He may also be reached by facsimile at (212) 291-9851 and by e-mail at iyerv@sullcrom.com.
Very truly yours,
/s/ Jay Clayton
Jay Clayton

cc:	J. Nolan McWilliams (Securities and Exchange Commission)

Ioannis E. Lazaridis Jerry Kalogiratos Irina Taka (Capital Product Partners L.P.)

Vangelis G. Bairactaris, Esq. (G.E. Bairactaris & Partners)

George Cambanis Daiva Kazlauskas (Deloitte. Hadjipavlou Sofianos & Cambanis S.A.)

Daniel Rodgers, Esq. Steven Hollander (Watson Farley & Williams (New York) LLP)

David C. Spitzer, Esq. Vijay S. Iyer Jodi A. Singer (Sullivan & Cromwell LLP)